EXHIBIT 14.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the incorporation in the Registration Statement on Form F-3 of G. Willi-Food International Ltd. (the "Company") dated April 13, 2000, of our report dated March 31, 2004 relating to our audit of the Company's consolidated balance sheets as at December 31, 2003 and 2002 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years ended December 31, 2003, 2002 and 2001, and to the reference in the Registration Statement to our firm under the heading "Experts".

Brightman Almagor & Co.
Certified Public Accountants (Isr.)
A member of Deloitte Touche Tohmatsu

Tel- Aviv, November 21, 2004.